FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui to divest certain stake in the natural-gas-fired

power stations in Mexico

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 27, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITSUI & CO., LTD.
Date: December 27, 2010
	By:	/S/ JUNICHI MATSUMOTO
	Name:	Junichi Matsumoto
	Title:	Executive Vice President Chief Financial Officer

December 27, 2010

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui to divest certain stake in the natural-gas-fired power stations in Mexico

Mitsui & Co., Ltd. (“Mitsui”) announced today that Mitsui agreed to divest its stake in MT Falcon Holdings Company S.A.P.I. de C.V. (“Falcon”) to Chubu Electric Power Co., Inc. (“Chubu”) and Tohoku Electric Power Co., Inc. (“Tohoku”) to the amount of 30% in total out of 70% of its economic interest, and entered into a sales and purchase agreement (“SPA”).

The closing of the transaction between Mitsui and a 100% subsidiary company of Chubu as well as a 100% subsidiary company of Tohoku is subject to the satisfaction of conditions precedent of the SPA including the approval by the Mexican governmental authorities, and is expected to take place by the end of March 2011.

Falcon holds five gas-fired combined cycle power stations (“Power Companies”) and relevant companies including a pipeline company (together, the “Companies”) located in the north east region of Mexico, which have started its commercial operation since 2001 to 2005, with an aggregate total generating capacity of 2,233MW. The full generating capacity of the Power Companies is contracted to the Mexican national power authority, Comisión Federal de Electricidad under long-term (25 years) power purchase agreements.

Since the completion of acquisition of the Companies through Falcon on June 2010 together with Tokyo Gas Co., Ltd., Mitsui has been focusing on buildup of the stable management base of the Companies. Taking this opportunity that Chubu and Tohoku participate as the new shareholders of Falcon, Mitsui aims to strengthen the business infrastructure of the Companies by adding the experiences and expertise of both companies, and simultaneously recover a part of its investment at an early stage. The sale proceeds will be redirected to other investment opportunities as part of a continuous and efficient recycling of company resources.

The operation and management of the Companies will continue to be provided by Mitsui’s wholly-owned asset management company in Mexico. Mitsui continues to pursue further opportunities to expand its business in the Americas by utilizing its asset management company in Mexico.

This transaction is expected to have only a negligible impact on Mitsui’s consolidated financial results of fiscal year ending March 2011.

< Project Scheme >

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.